OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68140

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025**   AND ENDING **12/31/2025**

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Marriott Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1051 East Cary Street, Suite 1125

(No. and Street)

Richmond	**Virginia**	**23219**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Justin Marriott	**(804)344-0952**	justin@marriott-co.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meadows Urquhart Acree & Cook, LLP

(Name – if individual, state last, first, and middle name)

1802 Bayberry Court, Suite 102	**Richmond**	**Virginia**	**23226**
(Address)	(City)	(State)	(Zip Code)
09/29/2009		**3688**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin Marriott _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Marriott Securities, LLC _____ , as of 12/31 _____ , 2_025___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NATALIE S FORSSENIUS
Notary Public
Commonwealth of Virginia
Registration No. 7072774
My Commission Expires Aug 31, 2029

Signature:

Title:
Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Marriott Securities, LLC

Financial Statement

December 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Managing Directors
of Marriott Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marriott Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Marriott Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marriott Securities, LLC's management. Our responsibility is to express an opinion on Marriott Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marriott Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Meadows Urquhart Acree & Cook, LLP

We have served as Marriott Securities, LLC's auditor since 2010.

Richmond, Virginia
February 10, 2026

Marriott Securities, LLC

Statement of Financial Condition
December 31, 2025

Assets		
Cash and cash equivalents	$	484,684
Receivables from clients		11,962
Other assets		47,348
Total assets	$	543,994
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	86,517
Payable to related party		89,179
Total liabilities		175,696
Member's equity		368,298
Total liabilities and member's equity	$	543,994

See Notes to Financial Statements.

Marriott Securities, LLC

Notes to Financial Statements

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: Marriott Securities, LLC (the Company) was formed under the laws of the Commonwealth of Virginia as a single member limited liability company owned by Marriott Management, LLC (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company brokers private placements of securities and offers merger and acquisition advisory services.

The Company is governed by the Operating Agreement of Marriott Securities, LLC. According to the terms of the Operating Agreement, after the initial contributions are made, the member has no further obligation to contribute additional amounts of capital to the Company. In addition, the liability of the member of the Company is limited to the member's equity.

A summary of the Company's significant accounting policies is as follows:

Basis of accounting: The Company's financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Such amounts are valued at cost, which approximates fair value.

Income taxes: The Company is a single member limited liability company and is not a tax filing or paying entity for income tax purposes. Thus, no income tax expense has been recorded in the financial statements. The income or loss of the Company is passed through to the Parent and included in the computation of the Parent's taxable income.

Use of estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2—Receivables from Clients

The Company's receivables from clients is due from clients for revenue recognized but not yet paid. An allowance for credit losses is an estimate based on historical account write-off trends and current macroeconomic factors. Account balances are charged off against the allowance when recovery efforts cease.

As of December 31, 2025, there is $11,962 in receivables from clients due to the Company. There is no allowance for credit losses as of December 31, 2025.

Note 3—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2025, the Company had net capital and required net capital of $299,838 and $11,713, respectively. The Company's aggregate indebtedness to net capital ratio as of December 31, 2025 was .59 to 1.

Marriott Securities, LLC

Notes to Financial Statements

Note 4—Exemption from Rule 15c3-3

The Company is not claiming an exemption from Rule 15c3-3, but is instead relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. paragraph 240.17a-5 because the Company brokers private placements of securities and offers merger and acquisition advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Note 5—Related Party Transactions

The Company participates in a Management Services Agreement with Marriott & Co., LLC, a limited liability company wholly owned by Marriott Management, LLC. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business on a cost-reimbursement basis. The expenses incurred by Marriott & Co., LLC were allocated at cost, in proportion to the Company's utilization. Additionally, funds are sometimes transferred between the Company and Marriott & Co., LLC to facilitate cashflow needs for either entity. As of December 31, 2025 the Company recorded a payable to Marriott & Co., LLC of $89,179 under the Management Services Agreement.

Note 6—Segment Information

The Company operates under a single operating and reportable segment that constitutes all of the entity. The description of the types of products and services from which the reportable segment derives its revenues as well as the accounting policies of the reportable segment are the same as those described in Note 1 "Nature of Business and Summary of Significant Accounting Policies." The Company has identified the Managing Director of the Company as the chief operating decision maker who uses net income (loss), which is reported on the consolidated statement of operations, and total assets, which is reported on the statement of financial condition, to assess performance and allocate resources, accordingly.

Note 7—Commitments and Contingencies

The Company, from time to time, is subject to routine litigation and arbitration generally related to regulatory inquiries and customer complaints in the normal course of business. Although there can be no assurance as to the ultimate disposition of routine litigation, management believes, based upon information available at this time, that the ultimate outcome of these matters will not have a material adverse effect on the operations and financial condition of the Company.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of entities who regulate the broker-dealer industry, including FINRA, the SEC, and various securities commissions of the states and jurisdictions in which the Company operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. In the event of noncompliance, the Company may be subject to disciplinary action, including fines. Management is not aware of any asserted violations that could result in significant exposure to the Company.

Marriott Securities, LLC

Notes to Financial Statements

Note 8—Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 10, 2026, the date the financial statements were available to be issued.